As Filed With the Securities and Exchange Commission on March 5, 2004

SEC File XXX-XXXXXX

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Initial Filing

FORM SB-2

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

TORA TECHNOLOGIES INC.

(Name of Small Business Issuer in its Charter)

Nevada	**7375**	**43-2041643**
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification Number)

#256-4438 West 10th Ave.
Vancouver, B.C.
Canada V6R-4R8
Telephone: (604) 647-3422
Facsimile: (604) 647-3422

(Address and telephone numbers of principal executive offices and principal place of business)

Approximate Date of Proposed Sale to the Public:
As soon as practicable and from time to time after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box	[ ]
If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box	[ ]
If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box	[ ]
If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box	[ ]
If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box	[ ]

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933, or until the registration statement shall become effective on such date as the Commission, acting pursuant to section 8(a), may determine.

Information contained herein is subject to completion or amendment. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This registration statement shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities To Be Registered	Amount To Be Registered	Proposed Maximum Offering Price per Unit	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee [1]
Common Stock: $0.001 par value, to be registered by issuer	750,000	$0.20	$150,000	$19.00
Common Stock: $0.001 par value, to be registered by selling shareholders	3,680,000	$0.20	$736,000	$93.26

[1] Calculated by EDGARLink v8.6.m software program with fee rate as of January 28, 2004 pursuant to Rule 457.

Agent for Service of Process:

Val-U-Corp Services Inc.
1802 N Carson Street, Suite 212
Carson City, Nevada, USA 89701
Telephone: (775) 887-8853

Subject to Completion
Dated March 5, 2004

Prospectus

Tora Technologies Inc.

4,430,000 Shares of Common Stock

Tora Technologies Inc. is offering up to 750,000 shares of common stock, $.001 par value, which as of this date have not been issued. Subject to certain restrictions some of our current shareholders, are offering to sell up to 3,680,000 shares of our common stock held by them. We will not receive any proceeds from the sale of the shares of common stock being offered by the selling shareholders.

We are offering a minimum of 250,000 shares and a maximum of 750,000 shares of common stock on a best efforts basis. The offering price is $0.20 per share. The minimum number of shares that we have to sell is 250,000 shares. All subscriptions will be held in an reserve account maintained by us until such time as the minimum subscription level has been reached. Thereafter, all funds received to that date and any subsequent subscriptions received from the offering will be transferred to our operating account and there will be no refunds. If the minimum subscription is not reached the funds will be refunded with no interest paid. The offering will be for a period of 180 days from the effective date. There are no minimum share purchase requirements for individual investors.

We will sell the shares in this offering through our officer and directors. The officer and directors engaged in the sale of the securities will receive no commission from the sale of the shares nor will the officer and directors register as a broker-dealer.

This investment involves a high degree of risk see "Risk Factors" on page 6.

	Price per share	Aggregate Price		Proceeds to Tora*	
		Minimum	Maximum	Minimum	Maximum
Common Stock Offered by Registrant	$0.20 per share	$50,000	$150,000	$50,000	$150,000
Common Stock Offered by Selling Shareholders	$0.20 per share	$736,000	$736,000	$0	$0

* $20,000 of the gross proceeds will be used to pay the costs of this offering

Neither the United States Securities and Exchange Commission ("SEC") nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. The SEC has not made any recommendations that you buy or not buy the shares. Any representation to the contrary is a criminal offense.

Table of Contents

Prospectus Summary

Tora Technologies Inc. is a corporation formed under the laws of the State of Nevada on July 14, 2003 whose principal executive offices are located in Vancouver, Canada. We are a development stage company, our principal business is the marketing of custom embroidery products and services via the Internet.

About Our Custom Embroidery Products and Services

We are a new development stage company with a business plan to offer custom embroidery products and services via the Internet. We have commenced development but have yet to launch or publicly announce our web site but expect to do so by June 30, 2004. We are dependent on a single supplier to fulfill or custom embroidery orders. Our web site will be located at http://www.teamsportsembroidery.com.

About Our Stock Structure

Our president and director owns 35% of the outstanding shares of our company's common stock. We do not have preferred stock nor have we issued any stock options.

About Our Financial Performance To Date

As of December 31, 2003 we have generated no revenues and we anticipate incurring operating losses and negative operating cash flow for at least the next six months.

About Our Business Model

Our business model is untested and we operate in a highly competitive market with low barriers to entry.

Name, Address, and Telephone Number of Registrant

Tora Technologies Inc.
256-4438 West 10th Ave.
Vancouver, BC, CANADA
V6R 4R8
(604) 647-3422

The Offering

The following is a brief summary of this offering.

We will sell the shares in this offering through our officer and directors. The officer and directors engaged in the sale of the securities will receive no commission from the sale of the shares nor will the officer and directors register as a broker-dealer. We have no intention of inviting broker-dealer participation in this offering. We will distribute the prospectus to business associates, friends and relatives of our officer and directors.

Securities being offered:	250,000 shares minimum and up to 750,000 shares of common stock
Offering price:	$0.20
Offering period:	The shares are being offered for a period not to exceed 180 days
Net proceeds to Tora:	Approximately $30,000 minimum and up to $130,000 maximum
Use of proceeds:	To fund our development stage and pay for offering expenses
Number of shares outstanding before the offering:	5,680,000
Number of shares outstanding after the offering:	5,930,000 minimum to 6,430,000

Summary Financial Information

The tables below represent our summary financial information. We have working capital of $5,375 as at December 31, 2003.

	December 31, 2003 (Audited)
Cash	$6,525
Total Assets	$45,175
Total Liabilities	$4,000
Total Liabilities and Stockholder's Deficit	$45,175

Statement of Operations	Inception to December 31, 2003 (Audited)
Revenue	Nil
Net Loss for the Period	$13,950
Net Loss Per Share	$(0.01)

Risk Factors

Please consider the following risk factors together with the other information presented in this prospectus including the financial statements and the notes thereto before investing in our common stock. The trading price of our common stock could decline due to any of the following risks, and you might lose all or part of your investment.

We are a new business with a limited operating history and no revenues as of December 31, 2003 and are not likely to succeed unless we can overcome the many obstacles we face. If we fail to overcome these obstacles you may loose your entire investment.

We are a development-stage company with limited prior business operations and no revenues. We commenced our operations on July 14, 2003. We are presently engaged in the marketing of custom embroidery products and services via the Internet. Unless we are able to secure adequate funding, we may not be able to successfully develop and market our products and services and our business will most likely fail. Because of our limited operating history, you may not have adequate information on which you can base an evaluation of our business and prospects. To date, our efforts have been allocated primarily to the following:

- Organizational activities;
- Developing a business plan;
- Obtaining interim funding;
- Executing a service agreement with a supplier; and
- Developing an e-commerce system.

In order to establish ourselves as an custom embroidery products and services company, we are dependent upon continued funding and the successful development and marketing of our products and services. You should be aware of the increased risks, uncertainties, difficulties and expenses we face as a development stage company and our business may fail and you may loose your entire investment.

We have a history of losses and an accumulated deficit and we expect future losses that may cause our stock value to decline and result in you losing a portion or all of your investment.

Since our inception on July 14, 2003 to December 31, 2003, we incurred net losses of $13,950. We expect to lose more money as we spend additional capital to develop and market our products and services, and establish our infrastructure and organization to support anticipated operations. We cannot be certain whether we will ever earn a significant amount of revenues or profit, or, if we do, that we will be able to continue earning such revenues or profit. Also, any economic weakness may limit our ability to develop and ultimately market our products and services. Any of these factors could cause our stock price to decline and result in you losing a portion or all of your investment.

Our inability to retain and attract key personnel could adversely affect our business and we may not be able to complete development of our product and services.

We have no formal employment agreements with our president and his departure would result in us being non-operational. We believe that our future success will depend on the abilities and continued service of our president and consultants involved in the development of our services. If we are unable to retain the services of these persons, or if we are unable to attract additional qualified employees and consultants, we may be unable to successfully finalize and eventually market our products and services being developed, which will have a material adverse effect on our business.

Our development efforts may not result in commercially viable products and services and we would not be able to generate revenue.

Our products and services are in the development stage. Further development efforts will be required to build these products and services to the point where they can be sold via the Internet. We have set forth in this prospectus our proposed development program as it is currently conceived. We cannot assure you, however, that this program will be accomplished in the order or in the time frame set forth. We reserve the right to modify the development program. We may not succeed in developing commercially viable products and services. If not, our ability to generate revenues from our products and services will be severely limited. Any of these factors could cause our stock price to decline and result in you losing a portion or all of your investment.

We may not be able to develop a viable market for our products and services and this would adversely effect our results of operations.

The demand and price for our products and services will be based upon the existence of viable markets. The extent to which we may gain a share of our intended markets will depend, in part, upon the cost effectiveness and performance of our products and services when compared to known or unknown alternatives. If the the services of other companies provide more cost-effective alternatives or otherwise outperform our products and services, the demand for our products and services maybe adversely affected. Our success will be dependent upon market acceptance of our products and services. Failure of our products and services to achieve and maintain meaningful levels of market acceptance would materially and adversely affect our business, financial condition, results of operations and market penetration. Any of these factors could cause our stock price to decline and result in you losing a portion or all of your investment.

We may not be able to compete effectively in the competitive custom embroidery industry and this would adversely effect our results of operations.

Our future success depends on our ability to compete effectively with other suppliers of custom embroidery products and services. We are a development stage product and services company. We have yet to launch our website and have no revenue from operations as of December 31, 2003. As a result, we may have difficulty competing with established custom embroidery companies. Most of our potential competitors will be established, well-known companies that have larger customer bases and better name recognition. If we do not compete effectively with current and future competitors, our future growth and results of operations will be adversely affected. Any of these factors could cause our stock price to decline and result in you losing a portion or all of your investment.

We may infringe the proprietary rights of others and may have to pay royalties or stop e-commerce sales of our products and services, this would adversely affect our results of operations.

Our business plan calls for the use of Open Source Software technology for the e-commerce component of our business. This technology is generally accepted to be "freely" available in terms of access to the technology and in price. However, it is possible that in the future others may claim ownership rights to portions of this technology. This means that we may infringe on proprietary rights of others. If an entity is deemed to own these rights we may have to pay a royalty or stop selling our products all together. If this occurs our future growth and results or operations will be adversely affected. Any of these factors could cause our stock price to decline and result in you losing a portion or all of your investment.

Our sole president and director owns 35% of our company's stock and his interests may be inconsistent with the interests of other stockholders.

Our president owns 35% of our outstanding common stock and serves as our director. Investors may find that corporate decisions influenced by Mr. Biggar are inconsistent with the interests of other stockholders.

There is presently no demand or public market for our common stock and resale of your shares may be difficult or impossible.

There is presently no demand or public market for our common stock. Though we intend to apply for a quotation on the Over the Counter Bulletin Board, we cannot guarantee that our application will be approved and our stock listed and quoted for sale. Our common stock has no prior market and resale of your shares may be difficult without considerable delay or impossible.

The so called "penny stock rule" could make it cumbersome for brokers and dealers to trade in our common stock, making the market for our common stock less liquid.

Trading of our common stock on the OTC Bulletin Board may be subject to certain provisions of the Securities Exchange Act of 1934, commonly referred to as the "penny stock" rule. A penny stock is generally defined to be any equity security that has a market price less than $5.00 per share, subject to certain exceptions. If our stock is deemed to be a penny stock, trading in our stock will be subject to additional sales practice requirements on broker-dealers. These may require a broker dealer to:

- Make a special suitability determination for purchasers of our shares;
- Receive the purchaser's written consent to the transaction prior to the purchase; and

- Deliver to a prospective purchaser of our stock, prior to the first transaction, a risk disclosure document relating to the penny stock market.

Consequently, penny stock rules may restrict the ability of broker-dealers to trade and/or maintain a market in our common stock. Also, prospective investors may not want to get involved with the additional administrative requirements, which may have a material adverse effect on the trading of our shares.

Our Auditors have expressed substantial doubt about our ability to continue as a *"going concern"*.

The accompanying financial statements have been prepared assuming that we will continue as a going concern. As discussed in the independent Auditor's Report and Note 1 of our December 31, 2003 financial statements, we are in the development stage of operations, have had losses from operations since inception, no source of revenues and insufficient working capital available to meet ongoing financial obligations over the next fiscal year. These factors raise substantial doubt about our ability to continue as a going concern.

Forward-Looking Statements

This prospectus contains forward-looking statements that involve risks and uncertainties. We use words such as anticipate, believe, plan, expect, future, intend and similar expressions to identify such forward-looking statements. You should not place too much reliance on these forward-looking statements. Our actual results may differ materially from those anticipated in these forward-looking statements for many reasons, including the risks faced by us described in this Risk Factors section and elsewhere in this prospectus.

Use of Proceeds

The following table indicates the use of proceeds based on the percentage of the financing that is successfully sold.

	Sale of 100%(max)	Sale of 66.67%	Sale of 33.33%(min)
Gross Proceeds	150,000	100,000	50,000
Number of Shares Sold	750,000	500,000	250,000
Less expenses of offering			
Legal and Registration Fees	7,000	7,000	7,000
Accounting	7,500	7,500	7,500
Electronic Filing and Printing	5,000	5,000	5,000
Transfer Agent	500	500	500
Net Proceeds	130,000	80,000	30,000
Use of net proceeds			
Computers and Peripherals	20,000	10,000	0
Consultants	40,000	30,000	20,000
Employees	36,000	18,000	0
Marketing	20,000	10,000	5,000
Internet Communications	2,000	2,000	2,000
Merchant Accounts	1,000	1,000	1,000
Working Capital	11,000	9,000	2,000
	130,000	80,000	30,000

Analysis of Financing Scenarios

After deduction $20,000 for estimated offering expenses including legal and registration fees, accounting, electronic filing and printing and transfer agent, the net proceeds from this offering may be as much as $130,000, assuming all 750,000 shares are sold. There can be no assurance that any of these shares will be sold. We will use the proceeds to fund our development stage.

In all three scenarios we will pay for consultants, marketing, Internet communications and merchant account services as this is a minimum baseline for us to operate. We will hire consultants known to our president. Internet communications are available in Vancouver from a number of service providers including Telus and Shaw. Merchant account services are available through a number of banks including TD Canada Trust, BMO and Royal Bank. Merchant account services are required so that we can clear credit card transactions on behalf of our customers. We will spend our marketing dollars on Google Adwords and other online locations where we can reach future customers that would be interested in our products and services.

If we only sell 500,000 shares or greater we intend to reduce spending on computers and peripherals from $20,000 to $10,000. The reduced spending on computers will be because we will hire fewer employees. These computers and peripherals are available from a number of vendors including Dell, Gateway and HP.

If we only sell 500,000 common shares, our funds available for consultants will be reduced from $40,000 to $30,000 and the pace of development will proceed more slowly. The pace of development would tend to proceed more slowly since we will not be able to run development tasks concurrently since a smaller number of consultants will be engaged to work on the tasks required to complete the initial product. You should understand that in computer software development there is not a simple a linear relationship to the number of consultants and the time to complete a project. For example, adding five consultants to a project does not speed up a project by five times over a single consultant. This is because there are inefficiencies that tend to occur in concurrency. In addition, if we sell only 500,000 of our common shares we will reduce our marketing budget from $20,000 to $10,000 and will only spend $18,000 to facilitate the addition of 1 part time employee and would have only $9,000 in working capital with which to deal with unanticipated expenses and contingencies.

If we only sell 250,000 common shares, our funds available for consultants will be reduced from $40,000 to $20,000 and the pace of development will proceed much more slowly. In addition, if we sell only 250,000 of our common shares we will reduce our marketing budget from $20,000 to $5,000 and will not hire employees and would have only $2,000 in working capital with which to deal with unanticipated expenses and contingencies.

Determination of Offering Price

The offering price of this issue was arbitrarily determined. We determined the amount of money needed to start the business; added a contingency amount; allowed for printing, legal and accounting costs, computer, marketing, Internet and consulting costs. The final consideration was the perceived market capitalization, the theoretical total worth of the shares of Tora Technologies Inc. if they were all sold at a specific price at the same time.

Dilution

Prior to this offering Tora had 5,680,000 shares of stock issued and outstanding. The net tangible book value of Tora Technologies as at December 31, 2003 was $41,175 or $0.01 per share. Net tangible book value per share is determined by dividing our tangible book value (total stockholders' equity) by the number of outstanding shares of our common stock. The average price paid by the present shareholders is $0.004. The following tables illustrate the difference between the average price paid by present shareholders and the price to be paid by subscribers to this offering for 33.33%, 66.67% and 100% subscription rates.

Shareholder Type	Price Paid $	Percentage of Consideration (33.33% Subscription Min)	Percentage of Shares Held (33.33% Subscription Min)
Present Shareholders	$0.004	47%	96%
Investors in this Offering	0.20	53%	4%

Shareholder Type	Price Paid $	Percentage of Consideration (66.67% Subscription)	Percentage of Shares Held (66.67% Subscription)
Present Shareholders	$0.004	23%	91%
Investors in this Offering	0.20	77%	9%

Shareholder Type	Price Paid $	Percentage of Consideration (100% Subscription Max)	Percentage of Shares Held (100% Subscription Max)
Present Shareholders	$0.004	16%	87%
Investors in this Offering	0.20	84%	13%

"Dilution" means the difference between our public offering price ($0.20 per share) and our proforma net tangible book value per share after giving effect to this offering. Net tangible book value per share is determined by dividing our tangible net worth, consisting of tangible assets less total liabilities, by the number of shares outstanding. The following table will show the net tangible book value of our shares both before and after the completion of this offering for 33.33%, 66.67% and 100% subscription rates.

	33.33%	66.67%	100%
Public offering price per share	0.2000	0.2000	0.2000
Net tangible book value per share before offering	0.0072	0.0072	0.0072
Proforma net tangible book value per share after offering	0.0154	0.0228	0.0297
Increase per share attributable to public investors	0.0082	0.0156	0.0225
Dilution per share to public investors	**0.1918**	**0.1844**	**0.1775**

Selling Shareholders

The selling shareholders are offering up to 3,680,000 shares of common stock through this prospectus. These shares were acquired from us in private placements that were exempt from registration under Regulation S of the Securities Act of 1933. The shares include the following:

1. 3,500,000 shares of our common stock that the selling shareholders acquired from us in an offering that was exempt from registration under Regulation S of the Securities Act of 1933 and was completed on October 20th, 2003; and

2. 180,000 shares of our common stock that the selling shareholders acquired from us in an offering that was exempt from registration under Regulation S of the Securities Act of 1933 and was completed on November 20th, 2003.

The following table provides as of the date of this prospectus, information regarding the beneficial ownership of our common stock held by each of the selling shareholders, including:

1. the number of shares owned by each prior to this offering;
2. the total number of shares that are to be offered for each;
3. the total number of shares that will be owned by each upon completion of the offering; and
4. the percentage owned by each upon completion of the offering.

Name of Selling Shareholder	Shares Owned Before the Offering	Total Number of Shares to be Offered for the Security Holder's Account	Total Shares Owned After the Offering is Complete	Percentage of Shares Owned After the Offering is Complete
Peter Hoyle 1240 Glenabby Dr. Burnaby, BC Canada, V5A 3Y4	250,000	250,000	Nil	Nil
Rob Askew 628-A Smith Ave. Coquitlam, BC Canada, V3J 2W3	250,000	250,000	Nil	Nil
Vito Campagna 961 Regane St. Coquitlam, BC Canada, V35 3B2	250,000	250,000	Nil	Nil
Cindy Wong 2431 E 12th Ave. Vancouver, BC Canada, V5M 2C1	250,000	250,000	Nil	Nil
Bruno Papa 2640 E 5th Ave. Vancouver, BC Canada, V5M 1M9	250,000	250,000	Nil	Nil
Pierre St-Cyr 7661 Barrymore Dr. Delta, BC Canada V4C 4C8	250,000	250,000	Nil	Nil

Name of Selling Shareholder	Shares Owned Before the Offering	Total Number of Shares to be Offered for the Security Holder's Account	Total Shares Owned After the Offering is Complete	Percentage of Shares Owned After the Offering is Complete
Alan Ashton 1040-609 Granville St. Vancouver, BC Canada, V6C 1G5	250,000	250,000	Nil	Nil
George Okanoto 1822 Pandora St. Vancouver, BC Canada, V5L 1M5	250,000	250,000	Nil	Nil
Bruce Eng 2457 McGill St. Vancouver, BC Canada, V5K 1G7	250,000	250,000	Nil	Nil
Shawn Davidson 312-2990 Princess Cr. Coquitlam, BC Canada, V3B 7R3	250,000	250,000	Nil	Nil
Ivano Veschini 404 Sutherland Ave. North Vancouver, BC Canada, V7L 3Z2	250,000	250,000	Nil	Nil
Paul Sabina 288 West 8th Ave. Vancouver, BC Canada, V5Y 1N5	250,000	250,000	Nil	Nil
Antonio Pires 818 Renfrew St. Vancouver, BC Canada, V4K 4B6	250,000	250,000	Nil	Nil
Anthony Rommel 6660 Cooney Rd. Richmond, BC Canada, V6Y 258	250,000	250,000	Nil	Nil
Jim Mazzocchio 3434 Dundas St. Vancouver, BC Canada, V5K 1R8	10,000	10,000	Nil	Nil
Bruce Strebinger 2502-501 Pacific Ave. Vancouver, BC Canada, V6Z 2X6	100,000	100,000	Nil	Nil
Spencer Webster 7438 Hawthorne Terrace Burnaby, BC Canada, V5E 4K6	10,000	10,000	Nil	Nil
Beatrice Biggar 2015 Fraserview Dr. Vancouver, BC Canada, V5P 2N2	10,000	10,000	Nil	Nil

Name of Selling Shareholder	Shares Owned Before the Offering	Total Number of Shares to be Offered for the Security Holder's Account	Total Shares Owned After the Offering is Complete	Percentage of Shares Owned After the Offering is Complete
Margaret March 2015 Fraserview Dr. Vancouver, BC Canada, V5P 2N2	10,000	10,000	Nil	Nil
Terrance Owen 635 Columbia St. New Westminster, BC Canada, V3M 1A7	10,000	10,000	Nil	Nil
Donald Peterson 3795 Edinburgh St. Burnaby, BC Canada, V5C 1R4	10,000	10,000	Nil	Nil
Rob Calbretti 1950 East 49th Ave. Vancouver, BC Canada, V5P 1T3	10,000	10,000	Nil	Nil
Joe Rocchetta 2790 East 24th Ave. Vancouver, BC Canada, V5R 1E4	10,000	10,000	Nil	Nil

The named party beneficially owns and has sole voting and investment over all shares or rights to these shares. The numbers in this table assume that none of the selling shareholders sells shares of common stock not being offered in this prospectus or purchases additional shares of common stock, and assumes that all shares offered are sold. The percentages are based on 5,680,000 shares of common stock outstanding on the date of this prospectus.

Margaret March is the sister and Beatrice Biggar is the mother of Ralph Biggar, our president, treasurer and a director.

Antonio Pires is the owner of LA Embroidery Inc. which engaged in a Service Agreement with us on October 20th, 2003.

Otherwise, none of the selling shareholders:

1. has had a material relationship with us other than as a shareholder at any time within the past three years; or
2. has ever been one of our officers or directors.

Plan of Distribution

This is a self-underwritten offering. This prospectus is part of a registration statement that permits our officers and directors, pursuant Rule 3a4-1 of the Securities Exchange Act of 1934, to sell directly to the public with no commission or other remuneration payable. The sole officer and director will mail this prospectus directly to former investors, family, friends and business associates. The prospectus will also be shown to other persons that the officers and directors think may have an interest in investing in us. In addition, we plan on asking for further references from each new subscriber.

General

We will attempt to sell a maximum of 750,000 shares of our common stock to the public on a "self underwritten" basis. There can be no assurance that any of these shares will be sold. Our gross proceeds will be $150,000 if all the shares offered are sold. Neither we nor our sole officer and directors, nor any other person, will pay commissions or other fees, directly or indirectly, to any person or firm in connection with solicitation of the sales of the shares.

The following discussion addresses the material terms of the plan of distribution.

We are offering up to 750,000 shares of our common stock at a price of $0.20 per share to be sold by our sole executive officer, Mr. Ralph Biggar. Mr. Biggar is not subject to statutory disqualification as defined in Section 3 (a)(39) of the Securities Act of 1933 and we have been orally advised by our securities counsel Christopher J. Moran, Jr., that he is not an associated person of a broker or a dealer under section 3a4-1 of the Securities Exchange Act of 1934. Since this offering is conducted as a self-underwritten offering, there can be no assurance that any of the shares will be sold. If we fail to sell all the shares we are trying to sell, our ability to implement our business plan will be materially affected, and you may lose all or substantially all of your investment.

There is currently no market for any of our shares and little likelihood that a public market for such securities will develop after the closing of this offering or be sustained if developed. As such, investors may not be able to readily dispose of any shares purchased in this offering.

Our sole executive officer shall conduct the offering. Mr. Moran's opinion with respect to our stock is included as an exhibit to this registration statement.

Mr. Biggar will restrict his participation to the following activities:

- Preparing any written communication or delivering any communication through the mails or other means that does not involve oral solicitation by him of a potential purchaser;
- Responding to inquiries of potential purchasers in a communication initiated by the potential purchasers, provided however, that the contents of responses are limited to information contained in a registration statement filed under the Securities Act or other offering document;
- Performing ministerial and clerical work involved in effecting any transaction.

Mr. Biggar is fully aware of the provisions of Rule 3a4-1 under the Exchange Act and will conduct this offering in accordance with Rule 3a4-1, and will rely upon this rule. Should he conduct this offering in any way that violates Rule 3a4-1, both Mr. Biggar and we could be subjected to enforcement proceedings, fines and sanctions by the Securities and Exchange Commission and by the regulatory authorities of any state or province in which our securities are offered.

Mr. Biggar, as well as all current shareholders, may purchase securities in this offering upon the same terms and conditions as public investors.

No broker or dealer is participating in this offering. If, for some reason, our directors and shareholders were to determine that the participation of a broker or dealer is necessary, this offering will be promptly amended by a post effective amendment to disclose the details of this arrangement, including the fact that the broker or dealer is acting as an underwriter of this offering. This amendment would also detail the proposed compensation to be paid to any such broker or dealer. The post effective amendment would also extend an offer of rescission to any investors who subscribed to this offering before the broker or dealer was named. In addition to the foregoing requirements; we would be required to file any such amendment with the Corporate Finance Department of the National Association of Securities Dealers, Inc. and to obtain from them a "no objection" position from that organization on the fairness of the underwriting compensation. We would have to amend our filings at the state and provincial level.

The offering will remain open for a period 180 days from the date we are legally allowed to commence selling shares based on this prospectus, unless the entire gross proceeds are earlier received or we decide, in our sole discretion, to cease selling efforts.

Legal Proceedings

We are not aware of any legal proceedings that have been or are currently being undertaken for or against us nor are any contemplated.

Directors, Executive Officers, Promoters and Control Persons

The sole director and executive officer currently serving the Company is as follows:

Name	Age	Positions Held and Tenure
Ralph Biggar	39	Director, President and Secretary since July 14, 2003
Darren Bell	34	Director since January 12, 2004

The directors named above will serve until the next annual meeting of the stockholders. Thereafter, directors will be elected for one-year terms at the annual stockholders' meeting. Officers will hold their positions at the pleasure of the board of directors, absent any employment agreement, of which none currently exists or is contemplated. There is no arrangement or understanding between the directors and officers and any other person pursuant to which any director or officer was to be selected as a Director or Officer.

Biographical information

Ralph Biggar was a stockbroker from 1990 to 2000 for Georgia Pacific Securities in Vancouver, Canada. In June 2000, Mr. Biggar founded Canwood Capital Corp. which specializes in investing in start-up companies in the technology and resource sectors. Mr. Biggar is currently the president of Canwood Capital Corp. and expects to remain so for the foreseeable future. Mr. Biggar is involved in the business affairs of Canwood Capital Corp. for approximately 20 hours per week. Mr. Biggar intends to devote 15 hours per week towards the management of our business.

Darren Bell was a stockbroker from 1993 to 2003 in Vancouver, Canada. Mr. Bell has received a B.Com and an MBA from the University of British Columbia. Since 2003, Mr. Bell has operated as an independent business consultant and intends to do so for the foreseeable future. Mr. Bell intends to devote 4 hours per month advising Mr. Biggar on our business.

Significant Employees and Consultants

We have no significant employees other than Ralph Biggar who is our president and director. For our company's accounting we utilize the consulting services of Lancaster & David, Chartered Accountants of Vancouver, Canada to assist in the preparation of our financial statements in accordance with accounting principles generally accepted in the United States from our internal accounting data.

Audit Committee Financial Expert

We do not have a financial expert serving on an audit committee. We utilize our consulting accountants Lancaster & David to assist in the preparation of our financial statements in accordance with generally accepted accounting principles ("GAAP") from our bank statements and invoices. We do not have an audit committee at this time because we have no revenue.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth, as of the date of this registration statement, the number of shares of Common Stock owned of record and beneficially by executive officers, directors and persons who hold 5.0% or more of the outstanding Common Stock of Tora Technologies Inc. Also included are the shares held by all executive officers and directors as a group.

Title of Class	Name and Address of Beneficial Owner	Number of Shares Owned Beneficially	Percent of Class Owned Prior To This Offering
Common Stock	Ralph Biggar Director, President and Secretary Vancouver, BC	2,000,000	35%
Common Stock	Darren Bell Director	Nil	Nil

Title of Class	Security Ownership of Management	Number of Shares Owned Beneficially	Percent of Class Owned Prior To This Offering
Common Stock	Directors and Executive Officers	2,000,000	35%

The percent of class is based on 5,680,000 of common stock issued and outstanding as of December 31, 2003.

The persons listed is the sole officer and directors of our company and have full voting and investment power with respect to the shares indicated. Under the rules of the Securities and Exchange Commission, a person (or a group of persons) is deemed to be a "beneficial owner" of a security if he or she, directly or indirectly, has or shares power to vote or to direct the voting of such security. Accordingly, more than one person may be deemed to be a beneficial owner of the same security. A person is also deemed to be a beneficial owner of any security, which that person has the right to acquire within 60 days, such as options or warrants to purchase our common stock.

Description of Securities

Common Stock

The Articles of Incorporation of Tora Technologies Inc. authorize the issuance of 75,000,000 shares of common stock. Each holder of record of common stock is entitled to 1 vote for each share held on all matters properly submitted to the stockholders for their vote. The Articles of Incorporation do not permit cumulative voting for the election of directors.

Holders of common stock are entitled to such dividends as may be declared from time to time by the Board of Directors out of legally available funds. In the event of liquidation, dissolution or winding up of our affairs, holders are entitled to receive, ratably, the net assets available to stockholders after distribution is made to the preferred shareholders, if any.

Holders of common stock have no preemptive, conversion or redemptive rights. If additional shares of our common stock are issued, the relative interests of then existing stockholders will be diluted.

Our counsel, Christopher J. Moran Jr. has reviewed our share issuances and is of the opinion that all issued shares are validly issued, fully paid and non-assessable pursuant to the corporate law of the State of Nevada. (Chapter 78A of the Nevada Revised Statues).

We are currently serving as our own transfer agent, and plan to continue to serve in that capacity until such time as management believes it is necessary or appropriate to employ an independent transfer agent in order to facilitate the creation of a public trading market for its securities. Should our securities be quoted on any exchange or OTC quotation system or application is made to have the securities quoted, an independent transfer agent will be appointed.

Restricted Securities

Tora issued 2,000,000 shares to Mr. Ralph Biggar at a price of $0.001 per share for total consideration of $2,000 in September, 2003. Under the Securities Act of 1933, these share can only be re-sold under the provisions of Rule 144.

When a person acquires restricted securities or holds control securities, he or she must find an exemption from the SEC's registration requirements to sell them in the marketplace. Rule 144 allows public resale of restricted and control securities if a number of conditions are met.

Restricted securities are securities acquired in unregistered, private sales from the issuer or from an affiliate of the issuer. Investors typically receive restricted securities through private placement offerings, Regulation S offerings, employee stock benefit plans, as compensation for professional services, or in exchange for providing *"seed money"* or start-up capital to a company.

Under Rule 144 a shareholder, including an affiliate of Tora, may sell shares of common stock after at least one year has elapsed since such shares were acquired from Tora or an affiliate of Tora. Rule 144 further restricts the number of shares of common stock which may be sold within any three-month period to the greater of one percent of the then outstanding shares of common stock or the average weekly trading volume in the common stock during the four calendar weeks preceding the date on which notice of such sale was filed under Rule 144. Certain other requirements of Rule 144 concerning availability of public information, manner of sale and notice of sale must also be satisfied. In addition, a shareholder who is not an affiliate of Tora, and who has not been an affiliate of Tora for 90 days prior to the sale, and who has beneficially owned shares acquired from Tora or an affiliate of Tora for over two years may resell the shares of common stock without compliance with the foregoing requirements under Rule 144.

Debt Securities

As of the date of this registration statement, Tora does not have any debt securities.

Other Securities

As of the date of this registration statement, Tora does not have any other securities such as warrants or stock options.

Interest of Named Experts and Counsel

No expert or counsel named in this prospectus as having prepared or certified any part of this prospectus or having given an opinion upon the validity of the securities being registered or upon other legal matters in connection with the registration or offering of the common stock was employed on a contingency basis, or had, or is to receive, in connection with the offering, a substantial interest exceeding $50,000, direct or indirect, in the registrant or any of its parents or subsidiaries. Nor was any such person connected with the registrant or any of its parents or subsidiaries as a promoter, managing or principal underwriter, voting trustee, director, officer, or employee.

Christopher J. Moran Jr., our independent legal counsel, has provided an opinion on the validity of our common stock.

The financial statements included in this prospectus have been audited by Manning Elliott, Chartered Accountants, of Vancouver, Canada to the extent and for the periods set forth in their report appearing elsewhere herein, and are included in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.

Disclosure of Commission Position of Indemnification for Securities Act Liabilities

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Company pursuant to provisions of the State of Nevada, the Company has been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in that Act and is, therefore, unenforceable.

Organization Within Last Five Years

We were incorporated in the State of Nevada, USA on July 14, 2003 and are based in Vancouver, B.C., Canada. On July 14, 2003 following the resignation of the initial incorporator, Ralph Biggar was officially appointed as our sole director, president and secretary. Our fiscal year end has been established to be December 31. On January 12, 2004 we appointed Mr. Darren Bell to the board of directors.

We are a development stage company. Our principal business is the marketing of custom embroidery products and services via the Internet. Our statutory registered agent's office is located at 212-1802 North Carson St., Carson City, Nevada, 89701 and our business office is located at 256-4438 West 10th Ave., Vancouver, BC, Canada, V6R 4R8. Our telephone number is 604 306-2525. We have not had any bankruptcy, receivership or similar proceeding since incorporation. There have been no material reclassifications, mergers, consolidations or purchases or sales of any significant amount of assets not in the ordinary course of business since the date of incorporation.

On September 5, 2003 we registered the Internet domain name TEAMSPORTSEMBRIODERY.COM. On October 20, 2003 we entered into a five-year service agreement with LA Embroidery Inc. ("LA") for the non-exclusive right to market LA's custom embroidery services via the Internet. The service agreement is provided as an exhibit to this prospectus. We will not seek a mergeror acquisition within the next twelve months and we have a specific business plan to execute.

Description of Business

Business Development

We were incorporated in the State of Nevada, USA on July 14, 2003 and are based in Vancouver, B.C., Canada. We have not had any bankruptcy, receivership or similar proceeding since incorporation. There have been no material reclassifications, mergers, consolidations or purchases or sales of any significant amount of assets not in the ordinary course of business since the date of incorporation. We will not seek a merger or acquisition within the next twelve months and we have a specific business plan to execute.

Business of Issuer

We are a development stage company. Our principal business is the marketing of custom embroidery products and services via the Internet. We have not publicly announced our TEAMSPORTSEMBROIDERY.COM website.

The custom embroidery marketplace is extremely competitive with approximately 65 websites offering custom embroidered products and services via the Internet. We do not know the sales amounts of any of these websites as this information is not publicly available. Custom embroidery companies compete on: price, quality, turn around time and variety of apparel. We see the best organized and most professionally presented competitors being:

a) Geordana Embroidery (www.geordana.ca)
b) Web Threads (www.webthreads.com)
c) Embroidery Factory (www.embroideryfactory.com)

We are a brand new entry into this marketplace and our strategy will be to have a website that is e-commerce enabled and will allow future customers to upload their custom artwork at order time. To our knowledge no other competitor offers combined order and artwork upload service.

The raw materials for our e-commerce software will come from Open Source Software. Specifically, we will use and adapt software from the osCommerce open source project which is located on the Internet at http://www.oscommerce.com. This software is available to us at no cost though we do need to pay a consulting company to customize it for us. Additionally, will use a hosting service that is compatible with the osCommerce software. It is our understanding that our development consultants will use Pair Networks on the Internet at http://www.pair.com/services/e-commerce/ to host our website.

The raw materials for our products come from our sole single supplier, LA Embroidery Inc. ("LA") of Vancouver, Canada. We are working closely with LA Embroidery under the terms of a service agreement which is presented as an exhibit to this prospectus. We have entered into a five-year service with LA for the non-exclusive right to market LA's custom embroidery via the Internet. We are committed to ordering a total of CDN$210,000 of LA's products an services over the next five years. If we do not meet this commitment LA may terminate the service agreement and we will be left without a supplier. None of our directors or officers are affiliated with LA Embroidery Inc., Antonio Pires the owner of LA owns 250,000 shares of our common stock which he earned as part of the service agreement with us.

We currently have no customers as we have yet to launch our Internet website. Our website will be located on the Internet at http://www.teamsportsembroidery.com. Our business plan calls for the website to go online on June 30, 2004.

We have no patents, trademarks, franchises, concessions or labor contracts. A royalty provision in the service agreement with LA provides us with an effective 15% royalty on all products and services we can sell on the Internet for LA.

We currently do not require approval of any government to offer our products and services. We do not expect that will be any governmental regulations on our business. We are voluntarily not accepting orders from the following countries: Afghanistan, Angola, Cuba, Democratic People's Republic of Korea [North Korea], Eritrea, Federal Republic of Yugoslavia [Serbia and Montenegro], Iran, Iraq, Liberia, Libya, Myanmar [Burma], Rwanda, Sierra Leone, Syria, and Sudan.

We have formally commenced the research and development effort of the e-commerce portion of our business on September 29, 2003 after engaging 591519 B.C. Ltd. (dba Spidex Technologies) to adapt osCommerce to meet the requirements of reselling LA's products and services on the Internet. To date we have paid $11,150 to Spidex Technologies for these research and development efforts. We expect that this $11,150 will give us a basic functioning e-commerce website by June 30, 2004 and hosting until November 2004. None of this cost was borne by LA. None of our directors, officers or shareholders are affiliated with Spidex Technologies.

We expect no costs or effects of compliance of federal, state and local environmental laws on our business.

We have 1 employee, our president, Mr. Ralph Biggar who dedicates 15 hours per week to our business. We rely on two key consulting companies: Lancaster & David, Chartered Accountants; and Spidex Technologies for research and development. We have signed no formal agreements with Mr. Biggar, Lancaster & David or Spidex Technologies.

Reports to Security Holders

We are not required to deliver an annual report to security holders. However, we intend to voluntarily send an annual report to security holders and this annual report will include audited financial statements.

This prospectus and exhibits will be contained in a Form SB-2 registration statement that will be filed with the Securities and Exchange Commission. We will become a reporting company after this prospectus has been declared effective by the Securities and Exchange Commission.

You may read and copy any materials we file with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information from the Public Reference Room by calling the SEC at 1-800-SEC-0330. Since we are an electronic filer, the easiest way to access our reports is through the SEC's Internet website that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of the SEC's website is http://www.sec.gov.

Management's Discussion and Analysis

Plan of Operation

As of December 31, 2003 we had a cash position of $6,525 an earned no revenue. We expect this amount to meet our cash requirements until March 31, 2004. This means that we will need to raise additional funds in the next twelve months. We may be able to raise these additional funds via this prospectus if it is declared effective early enough by the SEC. Otherwise, we will have to seek these additional funds via private placements for equity or loans from our shareholders and/or directors. No arrangements for additional funds have been completed. It is possible that a nominal amount of revenue will be earned during private beta testing of our website in the first and second quarters thus helping us meet our cash requirements.

We plan to continue our research and development of our e-commerce system and expect our website to be online by June 30, 2004. This means we will be in the position to generate revenue from our website during our third quarter. Since we are a new business the amount of revenue is not known and we will adjust our business plan dynamically as our financial data can be measured.

If we are successful in selling at least 66.67% of our offering described in this prospectus we plan to purchase $10,000 worth of computers and peripherals. If we are successful in selling at 100% of our offering described in this prospectus we plan to purchase $20,000 worth of computers and peripherals. These computers and peripherals are available through a number of vendors such as Dell, Gateway or HP.

If we are successful in selling at least 66.67% of our offering described in this prospectus we plan to add 1 or 2 full-time or part-time employees depending on our transaction volume and customer support demands.

Off-balance sheet arrangements

We have no off-balance sheet arrangements including arrangements that would effect our liquidity, capital resources, market risk support and credit risk support or other benefits.

Description of Property

Our president provides office premises to us at no charge. The office space is approximately 120 sq. ft. The location of this office space is 256-4438 West 10th Ave., Vancouver, BC, Canada. The cost of the donated premises are valued at $250 per month on our financial statements. We rent web space on the Internet at http://www.teamsportsembroidery.com via a hosting provider. We own the mentioned Internet domain name providing we pay the ongoing annual fees of about $25 per year. We have no mortgage or lien on any of our property. The condition of our physical and electronic property is suitable for an e-commerce business.

We own no real estate holdings and we have no policy to acquire assets for possible capital gain or income.

Certain Relationships and Related Transactions

Transactions with Officers and Directors

In September, 2003 Mr. Ralph Biggar, the president and a director of Tora purchased 2,000,000 shares of our common stock. The price paid was $0.001 per share for total proceeds of $2,000. These shares were issued pursuant to Regulation S of the Securities Act of 1933.

In October 2003, both Margaret March and Beatrice Biggar the sister and mother of our president purchased 10,000 shares each of our common stock. The price paid was $0.10 per share for total proceeds of $2,000. These shares were issued pursuant to Regulation S of the Securities Act of 1933.

Market for Common Equity and Related Stockholder Matters

Market Information

There is presently no public market for our common stock. We anticipate making an application for trading of our common stock on the NASD Over the Counter Bulletin Board upon the effectiveness of the registration statement of which this prospectus forms a part. However, we can provide no assurance that our shares will be traded on the bulletin board or, if traded, that a public market will materialize.

The Securities Exchange Commission has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks. Penny stocks are generally equity securities with a price of less than $5.00, other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock, to deliver a standardized risk disclosure document prepared by the Commission, that:

1. Contains a description of the nature and level of risk in the market for penny stocks in both public offerings and secondary trading;
2. Contains a description of the broker's or dealer's duties to the customer and of the rights and remedies available to the customer with respect to a violation to such duties or other requirements of Securities' laws;
3. Contains a brief, clear, narrative description of a dealer market, including bid and ask prices for penny stocks and the significance of the spread between the bid and ask price;
4. Contains a toll-free telephone number for inquiries on disciplinary actions;
5. Defines significant terms in the disclosure document or in the conduct of trading in penny stocks; and
6. Contains such other information and is in such form, including language, type, size and format, as the Commission shall require by rule or regulation. The broker-dealer also must provide, prior to effecting any transaction in a penny stock, the customer with:
   - Bid and offer quotations for the penny stock;
   - The compensation of the broker-dealer and its salesperson in the transaction;
   - The number of shares to which such bid and ask prices apply, or other comparable information relating to the depth and liquidity of the market for such stock; and
   - A monthly account statements showing the market value of each penny stock held in the customer's account. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from those rules; the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written acknowledgment of the receipt of a risk disclosure statement, written agreement to transactions involving penny stocks, and a signed and dated copy of a written suitably statement.

These disclosure requirements may have the effect of reducing the trading activity in the secondary market for our stock if it becomes subject to these penny stock rules. Therefore, if our common stock becomes subject to the penny stock rules, stockholders may have difficulty selling those securities.

Holders of Our Common Stock

As of December 31, 2003 with had 24 holders of our common stock.

Dividends

We have declared no dividends since our inception on July 14, 2003.

Equity Compensation Plans

We have no equity compensation program including no stock option plan.

Executive Compensation

Summary Compensation Table

The table below summarizes all compensation awarded to, earned by, or paid to our sole executive officer for all services rendered in all capacities to us for the fiscal periods indicated.

| Name and principal position | Year | Annual compensation | | | Long-term compensation | | | |
| | | | | | Awards | | Payouts | |
		Salary ($)	Bonus ($)	Other annual compensation ($)	Restricted stock award(s) ($)	Securities under-lying options/ SARs (#)	LTIP payouts ($)	All other compen-sation ($)
Ralph Biggar President Director	2003	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Darren Bell Director	2003	Nil	Nil	Nil	Nil	Nil	Nil	Nil

We have no standard arrangements such as an active employment or consulting contract in regarding to compensating Mr. Biggar or Mr. Bell for their services to us. Mr. Biggar or Mr. Bell has not been paid for committee participation. We provide no pension plan for Mr. Biggar or Mr. Bell.

Stock Option Grants

We did not grant any stock options to the our executive officer and directors during our most recent fiscal quarter ended December 31, 2003 or since inception.

Financial Statements

Tora Technologies Inc.
(A Development Stage Company)

Index



MANNING ELLIOTT

CHARTERED ACCOUNTANTS

11th floor, 1050 West Pender Street, Vancouver, BC, Canada V6E 3S7

Phone: 604. 714. 3600   Fax: 604. 714. 3669   Web: manningelliott.com

Independent Auditors' Report

To the Board of Directors and Stockholders of
Tora Technologies, Inc.

We have audited the accompanying balance sheet of Tora Technologies, Inc. (A Development Stage Company) as of December 31, 2003 and the related statement of operations, cash flows and stockholders' equity accumulated for the period from July 14, 2003 (Date of Inception) to December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the aforementioned financial statements present fairly, in all material respects, the financial position of Tora Technologies, Inc. (A Development Stage Company), as of December 31, 2003, and the results of its operations and its cash flows accumulated for the period from July 14, 2003 (Date of Inception) to December 31, 2003, in conformity with accounting principles generally accepted in the United States.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has not generated any revenue or profitable operations since inception and will need equity financing to begin realizing upon its business plan. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also discussed in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

CHARTERED ACCOUNTANTS

Vancouver, Canada

February 4, 2004

Tora Technologies Inc.
(A Development Stage Company)
Balance Sheet
(expressed in U.S. dollars)

	December 31, 2003 $
Assets	
Current Assets	
Cash	6,525
Prepaid Expenses	2,850
Total Current Assets	9,375
Service Rights (Note 5)	29,000
Website Development Costs (Note 2(k))	6,800
Total Assets	45,175
Liabilities and Stockholders' Equity	
Current Liabilities	
Accrued Liabilities	4,000
Total Liabilities	4,000
Commitments and Contingencies (Notes 1 and 5)	
Stockholders' Equity	
Common Stock, 75,000,000 common shares authorized with a par value of $0.001, 5,680,000 common shares issued and outstanding	5,680
Additional Paid In Capital	42,570
Donated Capital (Note 3)	6,875
Deficit Accumulated During the Development Stage	(13,950)
Total Stockholders' Equity	41,175
Total Liabilities and Stockholders' Equity	45,175

(The accompanying notes are an integral part of the financial statements)

Tora Technologies Inc.
(A Development Stage Company)
Statement of Operations
(expressed in U.S. dollars)

	From July 14, 2003 (Date of Inception) to December 31, 2003 $
Revenue	–
Expenses	
Accounting and audit	4,000
Amortization	1,000
Bank charges	75
Donated rent (Note 3)	1,375
Donated services (Note 3)	5,500
Organizational	500
Web site (Note 2(k))	1,500
	13,950
Net Loss for the Period	(13,950)
Net Loss Per Share	(0.01)
Weighted Average Shares Outstanding	2,777,000

(Diluted loss per share has not been presented as the result is anti-dilutive)

(The accompanying notes are an integral part of the financial statements)

Tora Technologies Inc.
(A Development Stage Company)
Statement of Cash Flows
(expressed in U.S. dollars)

	From July 14, 2003 (Date of Inception) to December 31, 2003 $
Cash Flows to Operating Activities	
Net loss for the period	(13,950)
Adjustments to reconcile net loss to cash	
Amortization	1,000
Donated services and rent	6,875
Change in operating assets and liabilities	
(Increase) in prepaid expenses	(2,850)
Increase in accrued liabilities	4,000
Net Cash Used in Operating Activities	(4,925)
Cash Flows from Investing Activities	
Purchase of service rights	(5,000)
Website development costs	(6,800)
Net Cash Used in Investing Activities	(11,800)
Cash Flows from Financing Activities	
Issuance of common stock for cash	23,250
Net Cash Provided by Financing Activities	23,250
Increase in cash	6,525
Cash – beginning of period	–
Cash – end of period	6,525
Non-Cash Financing Activities	
Common stock issued for service agreement	25,000
Supplemental Disclosures	
Interest paid	–
Income tax paid	–

(The accompanying notes are an integral part of the financial statements)

Tora Technologies Inc.
(A Development Stage Company)
Statement of Stockholders' Equity
From July 14, 2003 (Date of Inception) to December 31, 2003
(expressed in U.S. dollars)

	Shares #	Amount $	Additional Paid In Capital $	Donated Capital $	Deficit Accumulated During the Development Stage $	Total $
Balance – July 14, 2003 (Date of Inception)	–	–	–	–	–	–
Shares issued for cash at $0.001 per share	5,250,000	5,250	–	–	–	5,250
Shares issued for cash at $0.10 per share	180,000	180	17,820	–	–	18,000
Shares issued for acquisition of service rights at $0.10 per share	250,000	250	24,750	–	–	25,000
Donated services and rent (Note 3)	–	–	–	6,875	–	6,875
Net loss for the period	–	–	–	–	(13,950)	(13,950)
Balance – December 31, 2003	5,680,000	5,680	42,570	6,875	(13,950)	41,175

(The accompanying notes are an integral part of the financial statements)

Tora Technologies Inc.
(A Development Stage Company)
Notes to the Financial Statements
For the Period From July 14, 2003 (Date of Inception) to December 31, 2003
(expressed in U.S. dollars)

1. Development Stage Company

    Tora Technologies Inc. (the "Company") was incorporated in the State of Nevada, U.S.A. on July 14, 2003 and is based in Vancouver, B.C., Canada. The Company's principal business is the marketing of custom embroidery products and services through the internet.

    On October 20, 2003, the Company entered into a five-year service agreement with LA Embroidery Inc. ("LA") for the non-exclusive right to market LA's custom embroidery services via the Internet. The Company is committed to ordering a total of CDN$210,000 of LA's products and services over the next five years. Refer to Note 4.

    The Company is in the early development stage. In a development stage company, management devotes most of its activities in developing a market for its products and services. Planned principal activities have not yet begun. These financial statements have been prepared on a going concern basis, which implies the Company will continue to realize its assets and discharge its liabilities in the normal course of business. The Company has never generated revenues since inception and has never paid any dividends and is unlikely to pay dividends or generate earnings in the immediate or foreseeable future. The continuation of the Company as a going concern and the ability of the Company to emerge from the development stage with respect to any planned principal business activity is dependent upon the continued financial support from its shareholders, the ability of the Company to obtain necessary equity financing to continue operations and the attainment of profitable operations. There is no guarantee that the Company will be able to raise any equity financing or sell any of its products and services at a profit. As at December 31, 2003, the Company has working capital of $5,375, and has accumulated losses of $13,950 since inception. These financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern. These factors raise substantial doubt regarding the Company's ability to continue as a going concern.

    The Company is planning to file an SB-2 Registration Statement with the United States Securities and Exchange Commission to register 1,000,000 shares of common stock for resale by existing shareholders of the Company at a price of $0.20 per share until the shares are quoted on the OTC Bulletin Board, and thereafter at prevailing market prices. The Company will not receive any proceeds from the resale of shares of common stock by the selling stockholders.

2. Summary of Significant Accounting Policies

    (a) Basis of Presentation

         The Company has not produced any revenues from its principal business and is a development stage company as defined by Statement of Financial Accounting Standard ("SFAS") No. 7.

    (b) Use of Estimates

         The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods. Actual results could differ from those estimates.

    (c) Year End

         The Company's fiscal year end is December 31.

    (d) Cash and Cash Equivalents

         The Company considers all highly liquid instruments with a maturity of three months or less at the time of issuance to be cash equivalents.

    (e) Foreign Currency Translation

         The Company's functional and reporting currency is the United States dollar. The financial statements of the Company are translated to United States dollars in accordance with SFAS No. 52 "Foreign Currency Translation". Monetary assets and liabilities denominated in foreign currencies are translated using the exchange rate prevailing at the balance sheet date. Gains and losses arising on translation or settlement of foreign currency denominated transactions or balances are included in the determination of income. Foreign currency transactions are primarily undertaken in Canadian dollars. The Company has not, to the date of these financials statements, entered into derivative instruments to offset the impact of foreign currency fluctuations.

Tora Technologies Inc.
(A Development Stage Company)
Notes to the Financial Statements
For the Period From July 14, 2003 (Date of Inception) to December 31, 2003
(expressed in U.S. dollars)

2. Summary of Significant Accounting Policies (continued)

(f) Stock-Based Compensation

The Company has adopted SFAS No. 123 "Accounting for Stock Based Compensation" which requires that stock awards granted to employees and non-employees are recognized as compensation expense based on the fair market value of the goods or services received whichever is more reliably measurable. The Company does not have a stock option plan and has not issued stock options since its inception.

(g) Basic and Diluted Net Income (Loss) Per Share

The Company computes net income (loss) per share in accordance with SFAS No. 128, "Earnings per Share" (SFAS 128). SFAS 128 requires presentation of both basic and diluted earnings per share (EPS) on the face of the income statement. Basic EPS is computed by dividing net income (loss) available to common shareholders (numerator) by the weighted average number of shares outstanding (denominator) during the period. Diluted EPS gives effect to all dilutive potential common shares outstanding during the period including stock options, using the treasury stock method, and convertible preferred stock, using the if-converted method. In computing Diluted EPS, the average stock price for the period is used in determining the number of shares assumed to be purchased from the exercise of stock options or warrants. Diluted EPS excludes all dilutive potential shares if their effect is anti dilutive.

(h) Financial Instruments

Financial instruments which include cash, prepaids and accrued liabilities were estimated to approximate their carrying values due to the immediate or short-term maturity of these financial instruments. The Company's operations are in Canada and virtually all of its assets and liabilities are giving rise to significant exposure to market risks from changes in foreign currency rates. The financial risk is the risk to the Company's operations that arise from fluctuations in foreign exchange rates and the degree of volatility of these rates. Currently, the Company does not use derivative instruments to reduce its exposure to foreign currency risk.

(i) Comprehensive Loss

SFAS No. 130, "Reporting Comprehensive Income," establishes standards for the reporting and display of comprehensive loss and its components in the financial statements. As of December 31, 2003 the Company has no items that represent comprehensive loss and, therefore, has not included a schedule of comprehensive loss in the financial statements.

(j) Recent Accounting Pronouncements

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity". SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). The requirements of SFAS No. 150 apply to issuers' classification and measurement of freestanding financial instruments, including those that comprise more than one option or forward contract. SFAS No. 150 does not apply to features that are embedded in a financial instrument that is not a derivative in its entirety. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatorily redeemable financial instruments of nonpublic entities. It is to be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of SFAS No. 150 and still existing at the beginning of the interim period of adoption. Restatement is not permitted. The adoption of this standard did not have a material effect on the Company's results of operations or financial position.

Tora Technologies Inc.
(A Development Stage Company)
Notes to the Financial Statements
For the Period From July 14, 2003 (Date of Inception) to December 31, 2003
(expressed in U.S. dollars)

2. Summary of Significant Accounting Policies (continued)

   (k) Website Development Costs

   The Company recognizes the costs associated with developing a website in accordance with the American Institute of Certified Public Accountants ("AICPA") Statement of Position ("SOP") No. 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" and the Emerging Issues Task Force (EITF) No. 00-2, "Accounting for Website Development Costs".

   Costs associated with the website will consist primarily of software purchased and customized for internal use. These costs are capitalized and will be amortized based on their estimated useful life of three years upon the web site becoming operational. Costs incurred to update graphics and enter initial product data are expensed as incurred.

	Cost $	Accumulated Amortization $	December 31, 2003 Net Carrying Value $
Website domain name	300	–	300
Website development costs	6,500	–	6,500
	6,800	–	6,800

3. Related Party Balances/Transactions

   The President of the Company provides management services and office premises to the Company at no charge. These donated services are valued at $1,000 per month and donated office premises are valued at $250 per month. A total of $5,500 and $1,375, respectively, were charged for the period from July 14, 2003 to December 31, 2003.

4. Common shares

   a) During September, 2003, the Company issued 2,250,000 shares of common stock at a price of $0.001 per share for cash proceeds of $2,250.

   b) During October, 2003, the Company issued 3,000,000 shares of common stock at a price of $0.001 per share for cash proceeds of $3,000

   c) During October, 2003, the Company issued 110,000 shares of common stock at a price of $0.10 per share for cash proceeds of $11,000.

   d) On October 20, 2003, the Company issued 250,000 shares of its common stock at $0.10 per share under a service agreement entered into with LA Embroidery. Shares issued for non-cash consideration were valued based on the fair market value of the common stock on the measurement date for the transaction.

   e) During November, 2003, the Company issued 70,000 shares of common stock at a price of $0.10 per share for cash proceeds of $7,000.

Tora Technologies Inc.
(A Development Stage Company)
Notes to the Financial Statements
For the Period From July 14, 2003 (Date of Inception) to December 31, 2003
(expressed in U.S. dollars)

5. Service Rights

On October 20, 2003, the Company entered into a five-year service agreement with LA Embroidery Inc. ("LA"), a company based in Vancouver, Canada, for the non-exclusive rights to market LA's custom embroidery services via the Internet. The Company paid $5,000 and issued 250,000 shares of common stock at a price of $0.10 per share. Under this agreement, the Company is committed to ordering a minimum of CDN$10,000 of LA's products and services for the first year, and CDN$50,000 for each of the next four years. The costs of acquiring the rights are being amortized on a straight-line basis over the term of the agreement.

	Cost $	Accumulated Amortization $	December 31, 2003 Net Carrying Value $
Service Rights	30,000	1,000	29,000

6. Income Tax

Potential benefits of income tax losses are not recognized in the accounts until realization is more likely than not. The Company has adopted Statement of Financial Accounting Standards No. 109 ("SFAS 109") as of its inception. The Company has incurred net operating losses of $7,075, which expire starting in 2023. Pursuant to SFAS 109 the Company is required to compute tax asset benefits for net operating losses carried forward. Potential benefit of net operating losses have not been recognized in these financial statements because the Company cannot be assured it is more likely than not it will utilize the net operating losses carried forward in future years.

The components of the net deferred tax asset at December 31, 2003, and the statutory tax rate, the effective tax rate and the elected amount of the valuation allowance are scheduled below:

	2003 $
Net Operating Loss	7,075
Statutory Tax Rate	34%
Effective Tax Rate	–
Deferred Tax Asset	2,406
Valuation Allowance	(2,406)
Net Deferred Tax Asset	–

Changes In and Disagreements With Accountants on Accounting and Financial Disclosure

Since inception on July 14, 2003, there were no disagreements with our accountants on any matter of accounting principle or practices, financial statement disclosure or auditing scope or procedure. In addition, there were no reportable events as described in Item 304(a)(1)(iv)(B)1 through 3 of Regulation S-B that occurred within our two most recent fiscal years and the subsequent interim periods.

Dealer Prospectus Delivery Obligation

Until (insert date), 2004, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Part II - Information Not Required In Prospectus

Indemnification of Directors and Officers

As permitted by Nevada law, our Articles of Incorporation provide that we will indemnify our directors and officers against expenses and liabilities they incur to defend, settle or satisfy any civil or criminal action brought against them on account of their being or having been directors or officers of us, unless, in any such action, they are adjudged to have acted with gross negligence or willful misconduct.

Exclusion of Liabilities

Pursuant to the laws of the State of Nevada, our Articles of Incorporation exclude personal liability for its directors for monetary damages based upon any violation of their fiduciary duties as directors, except as to liability for any breach of the duty of loyalty, acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, acts in violation of Section 7-106-401 of the Nevada Business Corporation Act, or any transaction from which a director receives an improper personal benefit. This exclusion of liability does not limit any right, which a director may have to be indemnified, and does not affect any director's liability under federal or applicable state securities laws.

Disclosure of Commission position on Indemnification for Securities Act Liabilities

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Company pursuant to provisions of the State of Nevada, the Company has been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in that Act and is, therefore, unenforceable.

Other Expenses of Issuance and Distribution

The estimated costs of this offering are as follows:

Legal and Registration Fees	$7,000
Accounting	$7,500
Electronic Filing and Printing	$5,000
Transfer Agent	$500
Total	**$20,000**

Recent Sales of Unregistered Securities

As of December 31, 2003 we have sold 5,680,000 of unregistered securities. All of these shares were acquired from us in private placements that were exempt from registration under Regulation S of the Securities Act of 1933 and were sold to Canadian residents. The shares include the following:

1. During September, 2003, we sold 2,250,000 shares of our common stock to our president and to 1 non-affiliate Canadian resident for proceeds of $2,250; and

2. During October, 2003, we sold 3,000,000 shares of our common stock to 13 non-affiliate Canadian residents for proceeds of $3,000; and

3. During October, 2003, we sold 110,000 shares of common stock to 2 non-affiliate Canadian residents for proceeds of $11,000; and

4. On October 20, 2003 we issued 250,000 shares of our common stock to 1 non-affiliate Canadian resident valued at $0.10 per share under a service agreement entered into with LA Embroidery. The shares issued for non-cash consideration were valued based on the fair market value of the common stock on the measurement date for the transaction; and

5. During November, 2003, we sold 70,000 shares of our common stock to 7 non-affiliate Canadian residents for proceeds of $7,000.

With respect to each of the above offerings completed pursuant to Regulation S of the Securities Act, each purchaser represented to us that he or she was a non-U.S. person as defined in Regulation S. We did not engage in a distribution of this offering in the United States. Each purchaser represented his or her intention to acquire the securities for investment only and not with a view toward distribution. Appropriate legends will be affixed to the stock certificates issued to each purchaser in accordance with Regulation S.

Each investor was given adequate access to sufficient information about us to make an informed investment decision. None of the securities were sold through an underwriter and accordingly, there were no underwriting discounts or commissions involved. No registration rights were granted to any of the purchasers.

Exhibits

Exhibit Number	Description
3.1	Articles of Incorporation
3.2	By-Laws
4.1	Instrument Defining the Rights of Security Holders
5.1	Opinion and consent of Lawyer Christopher J. Moran
10.1	Service Agreement with LA Embroidery Inc.
23.1	Consent of Independent Auditor

Undertakings

The undersigned registrant hereby undertakes:

1. To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to:

   a)Include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

   b)Reflect in our prospectus any facts or events arising after the effective date of this registration statement, or most recent post-effective amendment, which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Not withstanding the foregoing, any increase or decrease if the securities offered (if the total dollar value of securities offered would not exceed that which was registered) any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) (230.424(b) of this chapter if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

2. That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3. To remove from registration by means of a post-effective amendment any of the securities being registered hereby which remain unsold at the termination of the offering.

   Insofar as indemnification for liabilities arising under that Securities Act may be permitted to our directors, officers and controlling persons pursuant to the provisions above, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable.

   In the event that a claim for indemnification against such liabilities, other than the payment by us of expenses incurred or paid by one of our directors, officers or controlling persons in the successful defense of any action, suit or proceeding, is asserted by one of our directors, officers or controlling persons in connection with the securities being registered, we will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification is against the public policy as expressed in the Securities Act, and a will be governed by the final adjudication of such issue. In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-2 and authorized this registration statement to be signed on its behalf by the undersigned, in the City of Vancouver, Province of British Columbia on March 5, 2004.

Tora Technologies Inc.

By:

Ralph Biggar
President & Director